BAJA MINING CORP.

CHARTER OF COMPENSATION COMMITTEE

I. PURPOSE

The compensation committee (the "Committee") is a committee of the board of directors (the "Board") of Baja Mining Corp. (the "Corporation"), appointed by the Board to assist it in fulfilling its responsibilities relating to the compensation of the senior executives of the corporation.

II. COMPOSITION AND MEETINGS

The Committee shall be comprised of at least three Directors, the majority of whom shall satisfy the applicable independence and experience requirements (or recommendations as the case may be) of the laws governing the Corporation, the stock exchanges on which the Corporation's securities are listed and the applicable securities regulatory authorities. Each member will have, to the satisfaction of the Board, sufficient skills and experience which are relevant and will contribute to the carrying out of the mandate of the Committee.

The members of the Committee shall serve at the pleasure of the Board for such term or terms as the Board may determine. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. Unless a chairman is elected by the Board, the members of the Committee may designate a chairman by majority vote of the full membership of the Committee.

The Committee shall meet at least twice per annum or more frequently as circumstances require. The Committee may ask any Director, member of management of the Corporation, outside counsel of the Corporation or others to attend a meeting of the Committee or to meet with members of, or advisors to, the Committee and to provide pertinent information as necessary. The Committee may retain the services of outside compensation specialists to the extent required.

Quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

Meetings of the Committee shall be held from time to time and at such place as the Committee or the chairman of the Committee shall determine upon not less than 48 hours notice to each of the members, provided that notice of a meeting shall not be required if all members are present either in person or by telephone conference or if those members who are absent have waived notice or otherwise signified their consent to the holding of the meeting. A notice of a meeting of the Committee may be given verbally, in writing or by telephone, facsimile, e-mail or other means of communication, and need not specify the purpose of the meeting.

Each of the chairman of the Committee or any member of the Committee shall be entitled to request that the chairman of the Committee call a meeting which shall be held within 72 hours of receipt of such request.

The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as secretary at any meeting.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

III. AUTHORITY OF THE COMMITTEE

The Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, Committee shall:

1. Report regularly to the Board with respect to such matters as are relevant to the Committee's discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate, and provide a copy of the minutes of each meeting of the Committee to the Secretary of the Corporation for inclusion in the Corporation's minute books.

2. Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of the officers of

the Corporation with the remuneration practices of similar companies in the mining exploration industry.

3. Establish and review the overall compensation philosophy of the Corporation.

4. Establish and review, at least annually, the Corporation's general compensation policies applicable to the chief executive officer and other officers, including the corporate goals and objectives and annual performance objectives relevant to them.

5. Evaluate the performance of the chief executive officer and other officers in light of those goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, of the chief executive officer and other officers. In determining the compensation, the Committee should consider the Corporation's performance, the value of similar incentive awards to chief executive officer's and other officers at comparable companies, the awards given to the chief executive officer and other officers in past years and any other factors it deems relevant.

6. Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, key employees and directors of the Corporation and periodically evaluate existing agreements and arrangements for continuing appropriateness.

7. Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, any incentive-compensation plans and equity-based plans that the Corporation proposes to establish for its directors, officers, employees and consultants (collectively, the "Plans") and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

8. Review and make recommendations to the Board, or approve if the Board has delegated to the Committee such approval, all awards of shares, options or other securities pursuant to the Corporation's equity-based Plans.

9. Review the adequacy and form of compensation of Directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the Directors and the amount to which each such director shall be entitled for each meeting of the Board or a committee thereof attended.

10. Review compensation disclosure relating to the Directors and the officers of the Corporation before the Corporation publicly discloses this information.

11. Prepare an annual report on executive compensation for inclusion in the Corporation's management information circular in accordance with applicable securities laws.

V. COMPENSATION OF INDEPENDENT DIRECTORS

Whereas the Compensation Committee will be largely made up of independent directors who will be unable to vote on their own compensation, a table of compensation for all independent directors has been established:

Position	Compensation
Independent Director	$1000 per month
Member of a Committee	additional $250 per committee per month
Chairing of a Committee	additional $250 per committee per month

Ie: Independent Director who is a Committee Chairman and member would be paid $1500/month.

Exhibit 2

BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

August 17, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING UPDATES STATUS OF THE BOLEO FEASIBILITY STUDY

Baja Mining Corp. (the "Company") is pleased to announce that the Company is moving forward to establish the base line work required for an early launch of detailed engineering on its El Boleo Project, Baja California Sur, Mexico. Feasibility level engineering work on the process plant has been completed. Release of the final Definitive Feasibility Study (DFS) report will be delayed to accommodate an extension to the in-fill drill program.

The drill program is being extended due primarily to delays in obtaining additional drill rigs, but also due to encouraging results being encountered at depth at the south end of the property which will require additional footage.

The DFS requires sufficient reserves in the "Measured and Indicated" category for five years of production. The drill program has been successful in converting "Inferred Resources" to "Indicated Reserves" as expected (refer to news release dated July 21, 2006). The DFS portion of the drill program will be completed by the end of the first week of September and the resource model and final mine plan will be updated after assays are obtained. While these drill rigs are available, the Company will continue drilling to convert sufficient "Inferred Resources" to "Measured and Indicated Reserves" for the first 20 years of mine life, as required for bank financing. The continuation of drilling for bank financing will be complete by the end of November 2006.

Release of the final DFS report is now expected in the 4th quarter 2006 and the Company is proceeding with preparation for the next phase of project execution which is detailed engineering procurement and construction financing.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Exhibit 3

BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

August 18, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING UPDATES STATUS OF THE BOLEO FEASIBILITY STUDY - CORRECTION

Baja Mining Corp. (the "Company") is pleased to announce that the Company is moving forward to establish the base line work required for an early launch of detailed engineering on its El Boleo Project, Baja California Sur, Mexico. Feasibility level engineering work on the process plant has been completed. Release of the final Definitive Feasibility Study (DFS) report will be delayed to accommodate an extension to the in-fill drill program.

The drill program is being extended due primarily to delays in obtaining additional drill rigs, but also due to encouraging results being encountered at depth at the south end of the property which will require additional footage.

A bankable DFS requires the Company to determine sufficient reserves in the "Proven and Probable" category for the first five years of production. The drill program has been successful in converting "Inferred Resources" to "Indicated Resources" as expected (refer to news release dated July 24, 2006). The DFS portion of the drill program will be completed by the end of the first week of September and the resource model and final mine plan will be updated after assays are obtained, allowing the calculation of reserves. While these drill rigs are available, the Company will continue drilling to convert sufficient "Inferred Resources" to "Measured and Indicated Resources", as required for bank financing. The continuation of drilling for bank financing will be complete by the end of November 2006.

Release of the final DFS report is now expected in the 4th quarter 2006 and the Company is proceeding with preparation for the next phase of project execution which is detailed engineering procurement and construction financing.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

August 25, 2006

TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING ANNOUNCES GRADUATION TO TIER 1 LISTING ON THE TSX VENTURE EXCHANGE

Baja Mining Corp. (the "Company") is pleased to announce that it has successfully graduated to the Tier 1 issuer level on the TSX Venture Exchange (the "TSXV"), effective immediately.

As defined in TSXV Policy 2.1, Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources.

With the graduation to Tier 1, and pursuant to the Company's April 2006 private placement of 25,555,556 units raising gross proceeds of $23 million, the warrants that were issued in the private placement are now exercisable by the warrantholders until April 13, 2011; a period of 5 years from the closing date of the private placement.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Exhibit 5

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Baja Mining Corp. (the "Company")
2350 – 1177 West Hastings Street
Vancouver BC V6E 2K3

ITEM 2. DATE OF MATERIAL CHANGE

August 25, 2006

ITEM 3. NEWS RELEASE

Issued August 25, 2006 and distributed through the facilities of Canada Stockwatch, SEDAR, Market News and the Company's website.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it has successfully graduated to the Tier 1 issuer level of the TSX Venture Exchange (the "TSXV"), effective immediately.

With the graduation to Tier 1, and pursuant to the Company's April 2006 private placement of 25,555,556 units raising gross proceeds of $23 million, the warrants that were issued in the private placement are now exercisable until April 13, 2011; a period of 5 years from the closing date of the private placement.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: John Greenslade, President
Telephone: (604) 685-2323

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 25th day of August, 2006.

BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

August 25, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING ANNOUNCES GRADUATION TO TIER 1 LISTING ON THE TSX VENTURE EXCHANGE

Baja Mining Corp. (the "Company") is pleased to announce that it has successfully graduated to the Tier 1 issuer level on the TSX Venture Exchange (the "TSXV"), effective immediately.

As defined in TSXV Policy 2.1, Tier 1 is the TSXV's premier tier and is reserved for the TSXV's most advanced issuers with the most significant financial resources.

With the graduation to Tier 1, and pursuant to the Company's April 2006 private placement of 25,555,556 units raising gross proceeds of $23 million, the warrants that were issued in the private placement are now exercisable by the warrantholders until April 13, 2011; a period of 5 years from the closing date of the private placement.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

August 29, 2006. TSX Venture Exchange: BAJ

PRESS RELEASE

2006 SECOND QUARTER REPORT

Baja Mining Corp. (the "Company") is pleased to provide its second quarter results for June 30th, 2006. The following is a brief summary of the June 30, 2006 quarterly Financial Statements and Management Discussion and Analysis. Complete details may be found on the Company's website at www.bajamining.com, as well as on SEDAR at www.sedar.com. All amounts are in CDN dollars unless otherwise noted.

Nature of Business and Overall Performance

Baja Mining Corp. (the "Company") is involved in the development of its 100% owned Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company is currently nearing completion of the Definitive Feasibility Study ("DFS") on the Boleo project.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia Baja California Sur, Mexico. Over the last twelve years, in excess of CAD $48.4 million has been spent on exploration, pre-feasibility studies and the current DFS on the Boleo Project. The majority of test work for the DFS was completed in July 2006, however a follow-up mine site test (to determine best practice for roof bolt installation during mine development) is planned for September 2006. The DFS was scheduled for completion in September 2006, however delays in obtaining drill rigs for the 38,800 metre in-fill drill program is expected to delay final mine design which will have the effect of delaying delivery of the DFS into the 4th quarter of 2006. Management is progressing on construction financing efforts to limit the effect of the delay on the construction timetable. The DFS is focused on the development of an underground mine, supplemented in some years with partial production from a series of low strip ratio open pits, at a currently estimated production rate (during the initial five years and anticipated to increase thereafter) of 2.6 million dry tonnes of run-of mine ore to produce up to 50,000 tonnes per year ("tpy") of cathode copper, 2,000 tpy of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate; consideration is being given to reduce this to 1,850 tpy), up to 23,000 tpy of zinc sulphate, and possibly 50,000 to 65,000 tpy of manganese (as manganese carbonate).

Current Development in the quarter ended June 30, 2006

Reference should be made to detailed press releases issued on April 12, April 17, May 15, June 1, June 27, and July 20 and July 21 outlining:

1. **Management Additions and Changes**. These disclosed the appointment of Eric Norton, P.Eng initially as Director of Project Development and subsequent promotion to V.P. Project Development and Operations; the appointment of Scott G. Britton, P.Eng., as General Manager – Mining, the promotion of William Murray to the new position of Vice President - Corporate Development, and the appointment of Kendra Greenslade as Corporate Secretary.

2. **Funding**. The completion of a $23 million equity issue to provide more than adequate funds to complete the DFS and provide the Company with adequate working capital for the near term.

3. **Environmental Permitting.** The submission of the Environmental Impact Manifest ("EIM") for approval of the development of the Boleo copper-cobalt-zinc-manganese project on May 8th, 2006, to the Mexican Federal environmental agency, SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). Preliminary comments from SEMARNAT to the EIM submission have now been received and we are in the process of reviewing and responding to the same. We expect to file our response to SEMARNAT in early September 2006.

4. **Successful Test Mining Results at El Boleo Project.** Based on the test mine activities at Boleo and on currently available information, observations and review of the data and information collected during the mine trial, the following preliminary geotechnical and operational feasibility conclusions for underground mining in the mantos were reached:

- With appropriate and site-specific mine design, equipment selection, mine planning and operation execution:

    1. the most appropriate mining methodology for underground mining the clay mantos and breccias at Boleo would utilize room-and-pillar mining with pillar removal similar to those practiced by the coal mining industries of North America, Australia and South Africa.
    2. Room-and-pillar with pillar removal mining methods should approach production levels comparable in magnitude to similar operations in the coal mining industries of North America, Australia and South Africa.

- Longwall and shortwall mining methods are not suited for the conditions at Boleo as a consequence of (1) the extensive faulting which divides the

mantos into relatively small, irregular-shaped districts and (2) the hard conglomerate floor that is difficult to cut.

5. **In-fill Drill Program** There are currently four core drill rigs operating on the property to complete a +38,800 metre in-fill drill program to reduce the spacing between drill holes, particularly in Manto 1 in the southern part of the property so that the existing "Inferred" resources can be re-classified as "Indicated" or better. The aim is to have a dominantly "Measured" status for blocks that are anticipated to be mined in the first 5-7 years with the balance of blocks that are anticipated to be mined in years 8 through 20 to be classified as either "Measured" or "Indicated". Regrettably until the program is completed and the resource model revised by the Company's geological consultants, final mine design for the DFS cannot be completed. Accordingly while the Company expects all plant and infrastructure matters for the DFS to be ready in September, the final DFS, with mine design, is probably not going to be delivered until the fourth quarter of 2006.

6. **Phase 2 Pilot Plant successfully concluded.** A 6 week Pilot Plant campaign was successfully conducted at SGS Lakefield Research Ltd. ("Lakefield") continuously from June 7 to July 14, 2006, treating a composite sample totalling 4.2 tonnes of ore that was obtained during the Test Mining campaign conducted in March at Boleo.

Operation of the Pilot Plant was stable and reached a steady state condition within a few days of start-up. Operation continued smoothly 24 hours/day for the scheduled period. Test results met or exceeded the desired objectives in all aspects. The extractions of key metals in the leaching circuit under design conditions were: copper 91%; cobalt 82%; zinc 55%; manganese 97%. A number of specialist assays of final products are still pending but it is expected that the copper cathode grade meets LME Grade 'A' specifications (as was the case in the November 2004 pilot plant) and the cobalt metal is suitable for sale without requiring further refining.

The overflow of the metal bearing solution from the CCD circuit was very clear and leach residues settled quickly. Limestone, for acid neutralization, from the Boleo property was used, as opposed to purchasing lime for neutralization, for the entire test period. Several equipment vendors were on-site for the test period and the data collected is being used for design of several of the solid/liquid separation steps in the anticipated flow sheet. Good separation of zinc and cobalt was achieved and the zinc solution collected is suitable for production of zinc sulphate that can be sold in the fertilizer and animal feed markets. The results of the pilot test are now being incorporated into the DFS report.

7. **Equipment Option Acquired.** The Company has acquired an option to purchase four diesel driven generator sets from a United States power company. Each unit is rated at 2.5MW, providing a total of 10MW. The generation plant had been used to provide standby power for an East Coast island. The units are in excellent condition as they have very low operating hours and are maintained in a hot standby state. The modules are skid-

mounted and are thus easily re-locatable. The option provides for a series of payments that, in total, will amount to approximately 10% of the cost of equivalent new units.

8. Results of Operations for the Quarter ended June 30, 2006

Operations

The Company is still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the quarters ended June 30, 2006 and June 30, 2005, the Company recorded a consolidated net loss, before other items, of $9,226,704 ($0.09 loss per share) and $1,500,208 ($0.02 loss per share) respectively. The results reflect the increased activity on the Boleo project for the period.

Exploration and Development Expenses

The Company incurred $8,463,838 in exploration and development expenses during the quarter ended June 30, 2006 compared with $1,059,816 during the quarter ended June 30, 2005. The Company has been focused on completing the DFS on the Boleo property in Mexico. The majority of the exploration expenses in the current period relate to in-fill drilling, feasibility studies, phase 2 pilot plant costs and other professional consulting fees in connection with the Boleo property. The increased level of activity is a direct result of the completion of a major equity issue in April 2006 and increased activity related to completing the DFS.

General and Administrative Expenses

General and administrative expenses ("G&A") for the quarter ended June 30, 2006 increased by $322,474 compared with the previous year. Increases were mainly in the following areas:

- Amortization: $39,922 (2005 - $7,066) The increase is the result of the acquisition of additional equipment during the year.
- Management and consulting fees: $105,906 (2005 - $70,176) largely as a result of increased activity.
- Rent: $68,584 (2005 - $37,753) The increase is a result of increased office space to accommodate additional personnel in Canada and Mexico
- Stock-based compensation: $466,143 (2005 - $106,130) has been recognised during the quarter ended June 30, 2006. Of this amount, $138,164 has been allocated to general and administration expenses, and the balance to exploration expenses. During the quarter ended June 30, 2006, the Company granted 400,000 stock options to directors and consultants of the Company at exercise prices ranging between $1.45 and $1.57. The fair value of options granted was estimated using the Black-Scholes option pricing model. Stock-based compensation expenses accounted for 18.1% (2005 – 24.1%) of total G&A expenses.
- Travel: $111,307 (2005 - $20,034) these costs increased as a result of additional visits to the mine site by management and consultants of the Company. Additional travel was also undertaken to secure funds for ongoing operations, as well as investor awareness programs.

- Wages: $127,793 (2005 - $55,965) Due to the addition of employees required, as the Company moves the next stage of development, costs have increased accordingly.

Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 Sep 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005	Q2 Jun 30, 2005	Q3 Sep 30, 2005	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)	$(9,328,079)
Per Share	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)
Per Share Fully Diluted	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)

Net income or loss:

Total	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)	$(9,328,079)
Per Share	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)
Per Share Fully Diluted	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's results were the amount and extent of exploration and operating activities in the quarters. Since completion of the $10 million equity financing on April 20, 2004, and subsequent financings and in particular the $23

million equity issue in April 2006, exploration and operating activities increased significantly as reflected in net losses during each quarter thereafter.

Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalling $144,000 in fiscal year 2006 and $96,000 in fiscal year 2007.

The Company has committed to an operating lease for office space for a term of 63 months expiring September 2010 with minimum lease payment of $74,480 per annum. The Company entered into a lease with the existing landlord for additional office space. The commitment is for a period of fifty months commencing August 01, 2006 with a minimum annual rental of $41,120.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of the DFS budgeted at approximately US $8.9 million. The Bateman agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The DFS is scheduled to be completed by the fourth quarter of 2006. The agreement may be terminated upon thirty days written notice. As at June 30, 2006, the Company had a remaining terminable commitment of US $1.3 million.

Liquidity

During the quarter ended June 30, 2006, the Company had negative cash flow of $4,205,989 (2005 - $1,352,887) from operating activities. The cash outflow was mainly attributable to exploration expenditures of $8,463,838 (2005 - $1,059,816) and general and administration expenditures of $762,866 (2005 - $440,392).

In terms of investment activities, the Company utilized $51,092 (2005 - $124,269) to acquire mining equipment for use at and to develop the test mine site, and $12,769 ($Nil) for leasehold improvements and office furniture and equipment.

During the quarter ended June 30, 2006, the Company raised $24,435,124 (2005 - $193,950) on the placement of shares. Of this amount $2,544,136 (2005 - $193,950) related to 2,967,003 warrants exercised, $292,250 (2005 - $Nil) to 835,000 share options exercised, and $21,598,738 related to share subscriptions received in respect of a private placement of 25,555,556 units which was completed in April 2006.

Transactions with Related Parties

During the quarter ended June 30, 2006, the Company paid $243,644 (2005 - $127,638) management and consulting fees to directors and officers and employees related to directors of the Company, and to companies controlled by officers and directors of the Company. The Company paid $Nil (2005 - $7,000) of rent expense to related companies, which are controlled by directors and officers, for shared office facilities. The Company

also paid $16,500 (2005- $16,799) in salaries and wages to employees related to directors and officers of the Company and directors' fees of $12,750 (2005 - $Nil).

All the above charges are on terms and conditions similar to non-related parties.

Cautions on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

John W. Greenslade

John W. Greenslade, President

For further information please contact John Greenslade, President at 604-685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 7

BAJA MINING CORP.

Interim Consolidated Financial Statements

June 30, 2006 and 2005

(Unaudited - Prepared by Management)

Baja Mining Corp.
Interim Consolidated Balance Sheets
at June 30, 2006 and December 31, 2005
(Unaudited prepared by management)

ASSETS	June 30, 2006	December 31, 2005
Current		
Cash and cash equivalents	$ 5,072,633	$ 2,760,084
Short term deposits	16,061,664	-
Other current assets	416,348	260,501
	21,550,645	3,020,585
Mineral properties and mining concessions (Note 3)	757,793	757,793
Property, plant and equipment, net of amortization (Note 4)	710,059	598,714
	$ 23,018,497	$ 4,377,092

LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 4,856,348	$ 392,129
Due to related parties (Note 6b)	34,364	61,146
	4,890,712	453,275

SHAREHOLDERS' EQUITY		
Share capital (Note 5)	65,524,815	45,406,370
Convertible securities (Note 5e)	4,855,012	-
Contributed surplus (Note 5f)	2,828,819	2,339,721
Deficit	(55,080,861)	(43,822,274)
	18,127,785	3,923,817
	$ 23,018,497	$ 4,377,092

Commitments (Note 8)

ON BEHALF OF THE BOARD:

"John Greenslade" Director

"Robert Mouat" Director

See accompanying Notes to the Consolidated Financial Statements

Baja Mining Corp.
Interim Consolidated Statements of Loss and Deficit
For the six months ended June 30, 2006 and 2005
(Unaudited prepared by management)

	Three months ended		Six months ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Exploration expenses				
Camp, general and travel	$ 91,485	$ 109,675	$ 135,014	$ 257,258
Concession and claim fees	1,379	-	23,991	74,102
Drilling	512,780	162,211	599,214	383,651
Feasibility studies	1,755,805	133,746	1,860,105	627,202
Geological and environmental	820,990	426,955	863,266	430,028
Metallurgical	44,973	-	168,638	-
Pilot plant costs	2,047,659	21,373	2,478,590	196,602
Professional and consulting fees	2,860,788	205,856	3,031,706	502,467
Stock-based compensation expense (Note 5e)	327,979	-	589,015	-
	8,463,838	1,059,816	9,749,539	2,471,310
General and administrative expenses				
Amortization	39,922	7,066	90,170	11,432
Audit and legal fees	67,911	35,266	106,299	46,119
Filing, exchange and transfer agent fees	29,415	36,012	46,297	44,695
Interest and bank charges	2,120	1,991	3,533	2,774
Management and consulting fees	105,906	70,176	183,134	119,880
Office and general	25,358	30,290	55,137	55,555
Promotion, trade show and marketing	31,049	30,111	100,026	81,343
Rent	68,584	37,753	86,560	65,369
Stock-based compensation expense (Note 5e)	138,164	106,130	297,664	481,750
Telephone	15,337	9,598	25,726	12,840
Travel	111,307	20,034	239,899	47,639
Wages and subcontract	127,793	55,965	272,098	100,031
	762,866	440,392	1,506,543	1,069,427
Loss before other items	(9,226,704)	(1,500,208)	(11,256,082)	(3,540,737)
Foreign exchange gain (loss)	(216,910)	(2,139)	(131,843)	7,716
Interest income and other	115,535	6,120	129,338	19,353
Net loss for the period	(9,328,079)	(1,496,227)	(11,258,587)	(3,513,668)
Deficit - beginning of period	(45,752,782)	(38,842,984)	(43,822,274)	(36,825,543)
Deficit - end of period	$ (55,080,861)	$ (40,339,211)	$ (55,080,861)	$ (40,339,211)
Basic and diluted loss per share for the period	($0.09)	($0.02)	($0.13)	($0.06)
Weighted average number of shares outstanding	101,309,894	61,042,975	88,908,200	61,042,975

See accompanying Notes to the Consolidated Financial Statements

Baja Mining Corp.
Interim Consolidated Statements of Cash Flow
For the six months ended June 30, 2006 and 2005
(Unaudited prepared by management)

	Three months ended		Six months ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Operating activities				
Net loss for the period	$ (9,328,079)	$ (1,496,227)	$ (11,258,587)	$ (3,513,668)
Items not involving cash:				
Amortization	39,922	7,066	90,170	11,432
Stock-based compensation expense	466,143	106,130	886,679	481,750
	(8,822,014)	(1,383,031)	(10,281,738)	(3,020,486)
Net changes in working capital balances				
Other current assets	5,470	(35,014)	(155,847)	(57,975)
Accounts payable and accrued liabilities	4,634,292	65,158	4,464,219	(811,369)
	(4,182,252)	(1,352,887)	(5,973,366)	(3,889,830)
Investing activities				
Related party	(183)	65,186	(26,782)	4,654
Short term deposits	(16,061,664)	-	(16,061,664)	-
Acquisition of property, plant and equipment	(63,861)	(124,269)	(201,515)	(153,317)
	(16,125,708)	(59,083)	(16,289,961)	(148,663)
Financing activities				
Proceeds from convertible securities	4,855,012	-	4,855,012	-
Net proceeds from issuance of common shares	14,584,152	193,950	19,720,864	1,354,650
	19,439,164	193,950	24,575,876	1,354,650
Increase (decrease) in cash and equivalents	(868,796)	(1,218,020)	2,312,549	(2,683,843)
Cash and equivalents - beginning of period	5,941,429	3,782,559	2,760,084	5,248,382
Cash and equivalents - end of period	$ 5,072,633	$ 2,564,539	$ 5,072,633	$ 2,564,539

See accompanying Notes to the Consolidated Financial Statements

Supplemental Schedule of Non-Cash Investing and Financing Activities

The following are the non-cash investing and financing activities of the Company:

	Three months ended		Six months ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Fair value of options exercised transferred from contributed surplus to share capital	$ 266,765	$ -	$ 397,581	$ -
Transfer from share subscriptions received to share capital	$ 4,995,962	$ -	$ -	$ -
Interest received	$ 115,535	$ 6,120	$ 129,338	$ 19,353

1 **Nature and continuance of operations**

Baja Mining Corp. ("the Company"), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover. The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage. These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2 **Summary of Significant Accounting Policies**

These unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

(a) **Principles of consolidation**

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's significant subsidiary is Mintec International Corporation and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V., which has been accounted for using the purchase method. All significant inter-company transactions and balances have been eliminated.

(b) **Management estimates**

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

(c) **Fair market value of financial instruments**

The Company's financial instruments consist of cash and cash equivalents, short term deposits, other current assets, accounts payable and amounts due to and from related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk *(Note 2d)*.

2 **Summary of Significant Accounting Policies – (cont'd)**

(d) **Foreign currency translation and currency risk**

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the period. Exchange gains or losses arising from these translations are included in income of the period.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at June 30, 2006, the Company has the following foreign denominated financial instruments:

	Foreign currency amount	Canadian Dollar amount
Cash in United States Dollars	1,038,923	1,156,079
Cash in Mexican Pesos	1,381,416	136,484
Value added taxes recoverable in Mexican Pesos	2,123,544	209,806

3 **Mineral properties and mining concessions**

Boleo Project details are as follows:

		June 2006		December 2005
Property rights *(Note 3a)*	$	651,443	$	651,443
Mining concessions *(Note 3b)*		106,350		106,350
Total at cost	$	757,793	$	757,793

(a) **Property rights**

The Company owns three properties containing approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,800.

(b) **Mining concessions**

The Company acquired certain concessions covered by 16 separate titles and covering 19,254.8043 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $154,700.

(c) **Details of cumulative expenditures on the Boleo Project are as follows:**

		June 2006		December 2005
Camp, payroll, general and travel	$	2,439,800	$	2,300,603
Concession and claim fees		1,827,320		1,803,328
Drilling		8,484,045		7,891,311
Ecological		1,855,416		1,034,426
Feasibility studies		4,768,238		2,844,457
Geological and environmental		6,900,567		6,814,527
Management fees		3,091,966		2,893,966
Pilot plant costs		10,293,072		7,756,895
Professional and consulting fees		6,497,913		3,658,299
Infrastructure		687,494		687,494
Stock based compensation expenses		1,582,912		993,897
	$	48,428,743	$	38,679,203

4 **Property, Plant and Equipment**

Comprised of the following:

June 30, 2006	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$ 151,594	$ 112,340	$ 39,254
Leasehold improvements	101,558	19,290	82,268
Machinery and equipment	304,116	78,033	226,083
Mining equipment	86,263	64,108	22,155
Office equipment and furniture	86,626	39,003	47,623
Transportation equipment	67,590	35,028	32,562
Warehouse	292,105	31,991	260,114
	$ 1,089,852	$ 379,793	$ 710,059

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$ 131,626	$ 92,915	$ 38,711
Leasehold improvements	101,559	10,152	91,407
Machinery and equipment	274,924	42,749	232,175
Mining equipment	86,262	55,176	31,086
Office equipment and furniture	79,714	33,566	46,148
Transportation equipment	46,922	28,482	18,440
Warehouse	167,149	26,402	140,747
	$ 888,156	$ 289,442	$ 598,714

5 **Share Capital**

(a) **Authorized**
200,000,000 common shares without par value

(b) **Details of transactions are as follows:**

	Shares	Amount
Balance – December 31, 2004	**60,236,306**	**$ 40,582,163**
Brokered private placements *(Note 5c)*	7,255,715	3,039,500
Non-brokered private placement *(Note 5c)*	4,505,249	1,601,837
Share issue costs	-	(415,750)
Shares issued on exercise of warrants	4,243,550	585,322
Shares issued on exercise of stock options	40,000	8,800
Fair value of options exercised *(Note 5f)*	-	4,498
Balance – December 31, 2005	**76,280,820**	**$ 45,406,370**
Brokered private placements *(Note 5c)*	25,555,556	17,830,010
Share issue costs	-	(1,086,282)
Shares issued on exercise of warrants	2,992,003	2,555,386
Shares issued on exercise of stock options	1,205,000	421,750
Fair value of options exercised *(Note 5f)*	-	397,581
Balance – June 30, 2006	**106,033,379**	**$ 65,524,815**

5 **Share Capital - (cont'd)**

(c) **Private Placements**

During the period under review, the following share placements were completed:

(i) March 2005 - a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue. The expiration period for the warrants will be extended to five years, should the Company achieve Tier 1 status prior to expiry of the two year term. Agents' fees relating to this placement amounted to $92,500 settled in cash.

(ii) March 2005 - a private non-brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue. The expiration period for the warrants will be extended to five years, should the Company achieve Tier 1 status prior to expiry of the two year term.

(iii) October 2005 - a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

(iv) November 2005 - a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

(v) December 2005 - a private non-brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Finders fees relating to this issue amounted to $33,750 settled in cash.

(vi) December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Agent's fees relating to this issue amounted to $186,581 settled in cash. In addition, the agent was granted Agent's Options ("Agent's Option") equal to ten percent of the number of units placed. Each Agent's Option will be convertible into one unit of the Company ("Agent's Units") for a period of two years from the closing date, at a price of $0.35 per Agent's Unit. Each Agent's Unit is comprised of one share and one-half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share for a period of two years from the closing date, at a price of $0.45 per share.

(vii) April 2006 - a private brokered placement of 25,555,556 units at $0.90 per unit, realizing gross proceeds of $23,000,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.25 within two years of issue, or five years, subject to the Company achieving Tier 1 status. The warrants are also subject to an accelerated expiry provision whereby the Company may, in the event that the common shares trade at a closing price of $2.50 for twenty consecutive days, accelerate the expiry date of the warrants to sixty days after notice to that effect has been given. The fair value of the common shares was determined using the Black-Scholes pricing model. The value of the 25,555,556 common shares was estimated to be $17,830,010. Agent's fees, finders fees and other costs relating to this issue amounting to $1,401,260 were paid in cash, of which $1,086,282 related to the common share portion.

Convertible securities

Warrants issued in terms of the private placement during April 2006, were valued using the Black-Scholes pricing model. The value of 12,777,774 warrants was estimated to be $5,169,990 *(Note 5(d)(iv))* before deducting pro rata issue costs of $314,978, for net proceeds of $4,855,012.

5 **Share Capital - (cont'd)**

(d) **Warrants**

As at June 30, 2006 the following warrants are outstanding:

Balance December 2005	Granted 2006	Exercised 2006	Expired 2006	Balance June 2006	Exercise Price	Expiry Date
1,050,000	-	1,000,000	-	50,000	$1.15	June 8, 2007 (ii)
713,339	-	52,500	-	660,839	$0.45	November 2, 2007
989,285	-	110,000	-	879,285	$0.45	December 16, 2007
3,653,429	88,249	1,077,168	-	2,664,510	$0.45	December 21, 2007 (iii)
-	12,777,774	-	-	12,777,774	$1.25	April 13, 2008 (iv)
6,672,351	-	752,335	-	5,920,016	$1.15	April 20, 2009
13,078,404	12,866,023	2,992,003	-	22,952,424		

As at December 31, 2005 the following warrants were outstanding:

Balance December 2004	Granted 2005	Exercised 2005	Expired 2005	Balance December 2005	Exercise Price	Expiry Date
666,666	-	-	666,666	-	$0.75	October 19, 2005
4,210,550	-	4,210,550	-	-	$0.13	July 11, 2005 (i)
-	1,050,000	-	-	1,050,000	$1.15	June 8, 2007 (ii)
-	713,339	-	-	713,339	$0.45	November 2, 2007
-	989,285	-	-	989,285	$0.45	December 16, 2007
-	3,653,429	-	-	3,653,429	$0.45	December 21, 2007 (iii)
6,705,351	-	33,000	-	6,672,351	$1.15	April 20, 2009
11,582,567	6,406,053	4,243,550	666,666	13,078,404		

(i) These warrants, originated in First Goldwater Resources Inc., prior to the reverse takeover transaction.
(ii) The expiration period for the warrants will be extended from two to five years, should the Company achieve Tier 1 status prior to expiry of the two year term.
(iii) Agents warrants, upon being exercised, grant the agent an additional one-half share warrant. *(Note 5c(vi))*
(iv) The fair value of these warrants, using the Black-Scholes pricing model, was estimated to be $5,169,990. The following weighted average assumptions were used: Risk free interest rate - 2.89%; dividend yield - Nil%; expected volatility - 83.2%; expected life of warrant - 2 years

(e) **Stock Options**

As at June 30, 2006 the following stock options are outstanding:

Balance December 2005	Granted 2006	Exercised 2006	Expired 2006	Balance June 2006	Exercise Price	Expiry Date
1,530,000	-	240,000	-	1,290,000	$0.35(i)	March 22, 2009
495,000	-	170,000	-	325,000	$0.35(i)	May 17, 2009
225,000	-	-	-	225,000	$0.35(i)	July 22, 2009
620,000	-	-	-	620,000	$0.35(i)	August 13, 2009
100,000	-	100,000	-	-	$0.35(i)	August 20, 2009
1,000,000	-	625,000	-	375,000	$0.35(i)	March 15, 2010
310,000	-	20,000	-	290,000	$0.35(i)	April 12, 2010
1,870,000	-	50,000	-	1,820,000	$0.35	September 15, 2010
375,000	-	-	-	375,000	$0.35	November 30, 2010
-	200,000	-	-	200,000	$0.56	January 31, 2011
-	200,000	-	-	200,000	$0.94	February 10, 2011
-	300,000	-	-	300,000	$0.81	March 1, 2011
-	75,000	-	-	75,000	$1.21	March 16, 2011
-	400,000	-	-	400,000	$1.13	March 17, 2011
-	100,000	-	-	100,000	$1.45	April 11, 2011
-	250,000	-	-	250,000	$1.54	May 25, 2011
-	50,000	-	-	50,000	$1.45	May 26, 2011
6,525,000	1,575,000	1,205,000	-	6,895,000		

5 Share Capital - (cont'd)

(e) Stock Options - (cont'd)

As at December 31, 2005 the following stock options were outstanding:

Balance December 2004	Granted 2005	Exercised 2005	Expired 2005	Balance December 2005	Exercise Price	Expiry Date
240,000	-	40,000	200,000	-	$0.22	October 1, 2005
2,290,000	-	-	760,000	1,530,000	$0.35(i)	March 22, 2009
695,000	-	-	200,000	495,000	$0.35(i)	May 17, 2009
225,000	-	-	-	225,000	$0.35(i)	July 22, 2009
620,000	-	-	-	620,000	$0.35(i)	August 13, 2009
500,000	-	-	500,000	-	$0.35(i)	August 17, 2009
100,000	-	-	-	100,000	$0.35(i)	August 20, 2009
-	1,000,000	-	-	1,000,000	$0.35(i)	March 15, 2010
-	310,000	-	-	310,000	$0.35(i)	April 12, 2010
-	150,000	-	150,000	-	$0.35(i)	June 1, 2010
-	1,870,000	-	-	1,870,000	$0.35	September 15, 2010
-	375,000	-	-	375,000	$0.35	November 30, 2010
4,670,000	3,705,000	40,000	1,810,000	6,525,000		

(i) The exercise prices of stock options, with exercise prices ranging from $0.60 to $0.75, granted prior to September 15, 2005, were amended to $0.35, subject to the approval of disinterested shareholders of the Company. A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.

The Company adopted a stock option plan ("the plan") whereby, the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At June 30, 2006, the Company has reserved 10,603,337 common shares under the plan (December 31, 2005 – 7,628,082).

The option plan has the following vesting requirement:

(i) Options granted to employee and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.

(ii) Options granted to other employees, consultants, directors and officers vest immediately.

The fair value of the options granted during the period was estimated at each grant date using the Black-Scholes option-pricing model. During the period, the Company granted 400,000 five year stock options at exercise prices ranging between $1.45 and $1.54 to consultants and employees. Stock-based compensation expenses in the amount of $466,143 have been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus. Stock-based compensation expenses relating to unvested stock options amount to $244,216.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	June 2006	December 2005
Risk free interest rate	4.18%	3.89%
Dividend yield	0%	0%
Expected volatility	53.73%	56.65%
Expected stock option life	5 years	5 years
Weighted average fair value of stock options granted	$0.51	$0.27

(f) Contributed Surplus

Balance December 31, 2004	$	1,390,189
Fair value of options granted (Note 5e)		954,030
Fair value of 40,000 options exercised (Note 5b)		(4,498)
Balance December 31, 2005	$	2,339,721
Fair value of options granted (Note 5e)		886,679
Fair value of 1,205,000 options exercised (Note 5b)		(397,581)
Balance June 30, 2006	$	2,828,819

5 **Share Capital - (cont'd)**

(g) **Escrow Shares**

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec International Corporation were placed into escrow and will be released from escrow over a three-year period. 4,000,000 shares were released on April 20, 2004 and 6,000,000 shares are released every six months thereafter. Should the Company become a Tier 1 issuer on the TSX, the remaining 12,000,000 shares, as at June 30,2006, will be immediately released from escrow. The escrow shares were also subject to a shareholder pooling agreement which expired on April 20, 2006.

6 **Related Party Transactions**

(a) The Company entered into the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	Quarter ended June 2006	Quarter ended June 2005
Management fees paid or accrued	$ 243,644	$ 110,839
Rent and administration costs paid or accrued	-	7,000
Directors fees paid or accrued	12,750	-
	$ 256,394	$ 117,839

(b) The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	June 2006	December 2005
Tek Terra Corporation	$ 22,215	$ 46,931
Minera Terra Gaia, S.A. de C.V.	9,504	11,570
Holmes Greenslade, a law firm of which an insider is a former partner	2,645	2,645
	$ 34,364	$ 61,146

The amounts are non-interest bearing, unsecured and are due on demand.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7 **Segmented Information**

The Company's exclusive business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the three month period ended June 30, 2006 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 8,463,838	$ 8,463,838
Capital expenditures	$ 16,539	$ 47,322	$ 63,861
Segment loss	$ 838,130	$ 8,489,949	$ 9,328,079
Total assets	$ 20,202,495	$ 2,816,002	$ 23,018,497

The breakdown by geographic region for the three month period ended June 30, 2005 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 1,059,816	$ 1,059,816
Capital expenditures	$ -	$ 124,269	$ 124,269
Segment loss	$ 280,957	$ 1,215,270	$ 1,496,227
Total assets	$ 2,310,719	$ 1,551,061	$ 3,861,780

8 Commitments

(a) On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. ("Bateman") to complete a definitive feasibility study on the Boleo Project. The estimated contract value is US $8.9 million. The definitive feasibility report is scheduled to be delivered in the fourth quarter. The agreement may be terminated upon thirty days written notice. As at June 30, 2006, the remaining terminable commitment under the agreement amounted to US $1.3 million.

(b) The Company has concluded a number of management and consulting agreements with directors and officers of the Company. The future commitments under these contracts as at June 30, 2006 amount to $144,000 in respect of the year ended December 31, 2006 and $96,000 in respect of the year ended December 31, 2007.

(c) The Company has committed to an operating lease for office space for a term of 63 months, expiring September 2010. The minimum lease payment is $74,480 per annum.

9 Subsequent Events

(a) Subsequent to June 30, 2006, the Company granted 2,950,000 stock options, at a price of $1.33 expiring July 26, 2011, to directors, consultants and employees.

(b) The Company entered into a lease with the existing landlord for additional office space. The commitment is for a period of fifty months commencing August 01, 2006 with a minimum annual rental of $41,120.

10 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

(a) Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company's mineral property costs would have been written off.

(b) The impact of the above differences between Canadian and United States GAAP on the deficits as at June 30, as reported, is as follows:

		2006		2005
Deficit - As reported	$	(55,080,861)	$	(43,822,274)
Less capitalized mineral property costs		(757,793)		(757,793)
Deficit in accordance with United States GAAP	$	(55,838,654)	$	(44,580,067)

(c) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

		Common shares and convertible securities		Contributed Surplus		Deficit		Total
Shareholders' equity balance as reported at June 30, 2006	$	70,379,827	$	2,828,819	$	(55,080,861)	$	18,127,785
Less capitalized mineral property costs		-		-		(757,793)		(757,793)
Shareholders' equity in accordance with United States GAAP at June 30, 2006	$	70,379,827	$	2,828,819	$	(55,838,654)	$	17,369,992

		Common shares and convertible securities		Contributed Surplus		Deficit		Total
Shareholders' equity balance as reported at December 31, 2005	$	45,406,372	$	2,339,721	$	(43,822,274)	$	3,923,819
Less capitalized mineral property costs		-		-		(757,793)		(757,793)
Shareholders' equity in accordance with United States GAAP at December 31, 2005	$	45,406,372	$	2,339,721	$	(44,580,067)	$	3,166,026

10 **Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)**

In March 2005, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment," which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. The Company is currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"—an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2005, the FASB issued FASB Staff Position Paper ("FSP") 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," superseding EITF 03-1. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

BAJA MINING CORP
Management Discussion and Analysis
QUARTER END REPORT – June 30, 2006

This Management's Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp's financial results for the quarter ended June 30, 2006. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements and the notes to the interim unaudited consolidated financial statements.

1.1 Date of Report: August 24, 2006

1.2 Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp. (the "Company") is involved in the development of the Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), owns a 100% interest in a copper-cobalt-zinc-manganese mineral deposit (the Boleo property). Since the completion of the above-mentioned financing, the Company has been focused on completing a Definitive Feasibility Study ("DFS") on the Boleo property.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia Baja California Sur, Mexico. Over the last twelve years, in excess of CAD $48.4 million has been spent on exploration, pre-feasibility studies and the current DFS on the Boleo Project. Since completing a $10 million financing in April 2004, the Company has been actively proceeding to complete the DFS, under the direction of Bateman Engineering Inc. Canada ("Bateman"), with assistance primarily from Bateman's office in Brisbane, Australia. The majority of test work for the DFS was completed in July 2006 however a follow-up mine site test (to determine best practice for roof bolt installation during mine development) is planned for September 2006. The DFS was scheduled for completion in September 2006 however delays in obtaining drill rigs for the 38,800 metre in-fill drill program is expected to delay final mine design which will have the effect of delaying delivery of the DFS into the 4th quarter of 2006. Management are progressing on construction financing efforts to limit the effect of the delay on the construction timetable. The DFS is focused on the development of an underground mine, supplemented in some years with partial production from a series of low strip ratio open pits, at a currently estimated production rate (during the initial five years and anticipated to increase thereafter) of 2.6 million dry tonnes of run-of mine ore to produce up to 50,000 tonnes per year ("tpy")of cathode copper, 2,000 tpy of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate; consideration is being given to reduce this to 1,850 tpy), up to 23,000 tpy of zinc sulphate, and possibly 50,000 to 65,000 tpy of manganese (as manganese carbonate).

Current Development in the quarter ended June 30, 2006

Management Additions and Changes (see news releases dated April 12, June 1, and June 27th, 2006)

During the quarter the Company continued to bolster its management team as we move closer to a production decision. This included the initial appointment of Eric W. Norton, P.Eng., as Director of Project Development and recent elevation to Vice-President – Project Development and Operations. His new position reflects the broader scope of responsibility for the development of the Boleo project; which involves not only the completion of the DFS but also strategic planning and implementation of project operations. Mr. Norton graduated from the University of Toronto (1974), with a Bachelor of Applied Science (Honours) in Metallurgy and Materials Science. He worked for Teck Cominco (previously Cominco) for 31 years as a Manager in the various operating plants at the Trail, B.C. zinc smelter and Riddle, Oregon nickel smelter and recently as a Manager in the Exploration Business Development Group in Vancouver, B.C.

The Company was also extremely fortunate to secure the services of Scott G. Britton, P.Eng., as General Manager – Mining during the quarter. Mr. Britton graduated from Virginia Polytechnic Institute & State University in Blacksburg, Virginia, USA with a Bachelor of Science – Mining Engineering (1977) and has completed graduate work towards both a Masters of Engineering Management and a Masters in Business (Finance) at Drexel University and Indiana University of Pennsylvania, respectively. Mr. Britton has extensive operating experience in underground mine management (particularly soft rock mining comparable to Boleo), mine engineering, resource development planning, capital and operating cost budgets, and detailed operations planning.

Reflecting the changing duties and responsibilities as we move forward to the next phase of development of Boleo, William Murray was promoted to the new position of Vice President - Corporate Development and Kendra Greenslade was officially appointed as Corporate Secretary.

In addition to the changes noted we are actively seeking a Vice President - Construction, to supervise development of the Boleo Project, and a full time Chief Financial Officer, to be based in Vancouver to replace Robert Mouat, who has been fulfilling this role on an interim basis from his home in the Bahamas.

Funding (see news release dated April 17, 2006)

The Company completed a private placement for gross proceeds of $23 million in April 2006. It was estimated that the cost to complete the DFS, including the 38,500 metre in-fill drilling program was approximately $10.5 million and accordingly the financing provided more than adequate funds to complete the DFS and provide the Company with adequate working capital for the near term.

Environmental Permitting – El Boleo Project (see News release dated May 15, 2006)

The Company's Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), submitted the Environmental Impact Manifest ("EIM") for approval of the development of the Boleo copper-cobalt-zinc-manganese project on May 8th, 2006, to the Mexican Federal environmental agency, SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales).

Prior to the initiation of construction activities, all mining projects in Mexico are required to apply for and obtain an *environmental impact authorization* and a land use permit. This requires the presentation of an EIM which deals with the impacts of the operation, the environmental mitigation, control and compensation measures to the satisfaction of authorities having environmental jurisdiction. Similar to many countries, Mexico has environmental legislation at the Federal, State and Municipal levels of

government. In addition, the Boleo Project is located within the buffer zone of the El Vizcaino Natural Protected Area. The management plan for the Vizcaino area specifically recognises the existence of three mining operations in the area, which includes El Boleo. The project will also be required to obtain a permit for mining activities within the limits of a natural protected area. This permit was also applied for through the submittal of the EIM on May 8th, 2006.

MMB has now received preliminary comments from SEMARNAT to its EIM submission and is in the process of reviewing and responding to the same. We expect to file our response to SEMARNAT in early September 2006.

<u>Successful Test Mining Results at El Boleo Project (see news release dated July 20, 2006)</u>

As part of the Definitive Feasibility Study ("DFS") at Boleo the Company retained Australian Mine Design and Development Pty. Ltd. ("AMDAD"), along with Agapito Associates Incorporated ("AAI") of Golden, Colorado, USA, to design and supervise the tests aimed at defining productive and safe mining methods, as well as to provide geotechnical and operational information to guide design of a full scale underground mine capable of producing over 2.5 million tonnes of ore per year.

The primary objective during test mining was to confirm the geotechnical feasibility of underground mining at Boleo. Further, as a consequence of AAI's extensive experience in underground mining of soft-rock, bedded deposits, it was requested that their report also address and provide recommendations on key operational issues identified during this evaluation.

Based on the test mine activities at Boleo, observations and review of the data and information collected by AAI, the following preliminary geotechnical and operational feasibility conclusions for underground mining in the mantos were reached:

- With appropriate and site-specific mine design, equipment selection, mine planning and operation execution:

  1. Based on currently available information, the most appropriate mining methodology for underground mining the clay mantos and breccias at Boleo would utilize room-and-pillar mining with pillar removal similar to those practiced by the coal mining industries of North America, Australia and South Africa.
  2. Room-and-pillar with pillar removal mining methods should approach production levels comparable in magnitude to similar operations in the coal mining industries of North America, Australia and South Africa.

- Longwall and shortwall mining methods are not suited for the conditions at Boleo as a consequence of (1) the extensive faulting which divides the mantos into relatively small, irregular-shaped districts and (2) the hard conglomerate floor that is difficult to cut.

The Company's senior project team are now incorporating the mine trial results and recommendations made by AMDAD and AAI into the design of the underground mine openings and selecting the equipment needed for successful high productivity and safe mining operations.

<u>In-fill Drill Program (see news release dated July 21, 2006)</u>

As part of the Definitive Feasibility Study ("DFS") on the Boleo project, the Company embarked on a 38,800 metre diamond drill-hole program. This program has been designed to reduce the spacing

between drill holes, particularly in Manto 1 in the southern part of the property so that the existing "Inferred" resources can be re-classified as "Indicated" or better. The aim is to have a dominantly "Measured" status for blocks that are anticipated to be mined in the first 5-7 years with the balance of blocks that are anticipated to be mined in years 8 through 20 to be classified as either "Measured" or "Indicated". The Company has four drill rigs conducting the in-fill program. Regrettably until the program is completed and the resource model revised by the Company's geological consultants, final mine design for the DFS cannot be completed. Accordingly while the company expects all plant and infrastructure matters for the DFS to be ready in September the final DFS, with mine design, is probably not going to be delivered until the fourth quarter of 2006.

Phase 2 Pilot Plant successfully concluded

A demonstration Phase 2 Pilot Plant campaign ("Pilot Plant") was successfully completed during the quarter at SGS Lakefield Research Ltd ("Lakefield") treating ore from the Boleo property.

A 6 week Pilot Plant campaign was conducted continuously from June 7 to July 14, 2006 treating a composite sample totalling 4.2 tonnes of ore that was obtained during the Test Mining campaign conducted in March at Boleo. The purpose of the demonstration campaign was to:

- Finalize design criteria for recoveries of metals and consumption of key consumables to be used in the Definitive Feasibility Study ("DFS") being prepared by Bateman Engineering Canada Inc. ("Bateman");
- Provide a design basis for Bateman to give process guarantees in the next phase of the project which is detail design and procurement;
- Demonstrate that the high clay content of the Boleo ore does not present a problem for washing in the Counter Current Decantation ("CCD") circuit;
- Produce sufficient quantities of copper cathode, cobalt cathode and zinc sulphate to enable off-take buyers to evaluate the quality of product(s);
- Produce a saleable Manganese product (manganese carbonate);
- Demonstrate that the limestone located at Boleo is suitable for use as the neutralizing agent;
- Confirm that Commonwealth Scientific and Industrial Research Organization's ("CSIRO") Direct Solvent Extraction ("DSX") technology is capable of giving good separation and recovery of Cobalt and Zinc into saleable products; and
- Provide an opportunity for equipment vendors to work with Bateman on equipment design.

Operation of the Pilot Plant was stable and reached a steady state condition within a few days of start-up. Operation continued smoothly 24 hours/day for the scheduled period. Test results met or exceeded the desired objectives in all aspects. The extractions of key metals in the leaching circuit under design conditions were: copper 91%; cobalt 82%; zinc 55%; manganese 97%. A number of specialist assays of final products are still pending but it is expected that the copper cathode grade meets LME Grade 'A' specifications (as was the case in the November 2004 pilot plant) and the cobalt metal is suitable for sale without requiring further refining.

The overflow of the metal bearing solution from the CCD circuit was very clear and leach residues settled quickly. Limestone, for acid neutralization, from the Boleo property was used, as opposed to purchasing lime for neutralization, for the entire test period. Several equipment vendors were on-site for the test period and the data collected is being used for design of several of the solid/liquid separation steps in the anticipated flow sheet. Good separation of zinc and cobalt was achieved and the zinc solution collected is suitable for production of zinc sulphate that can be sold in the fertilizer and animal feed markets.

President John Greenslade said, "The pilot plant was a technical success. The extraction and recovery of copper, cobalt, zinc and manganese was demonstrated from ore to saleable products. Copper metal cathode, cobalt metal cathode, zinc sulphate solution and precipitated manganese carbonate were all successfully recovered from Boleo ore".

The results of the pilot test are now being incorporated into the DFS report.

Equipment Option Acquired

The Company has acquired an option to purchase four diesel driven generator sets from a United States power company. Each unit is rated at 2.5MW, providing a total of 10MW. The generation plant had been used to provide standby power for an East Coast island. The units are in excellent condition as they have very low operating hours and are maintained in a hot standby state. The modules are skid-mounted and are thus easily re-locatable. The option provides for a series of payments that, in total, will amount to approximately 10% of the cost of equivalent new units.

The Company's El Boleo project will require an average of 34 MW of power when fully operational and its power supply will be totally independent of the power grid of the State of Baja California Sur, Mexico, where El Boleo is located. Most of the power will be provided through heat recovery and steam generation from the acid plant. The balance of the requirements will be generated from diesel fired units. The acquisition of the 10 MW generating plant will cover most of this additional power and will more than adequately provide power for the construction activities. The units will remain in storage, on hot standby, in the United States until required at El Boleo and will be moved to site prior to the start of construction in 2007.

1.4 Results of Operations for the Quarter ended June 30, 2006

Operations

The Company is still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the quarters ended June 30, 2006 and June 30, 2005, the Company recorded a consolidated net loss, before other items, of $9,226,704 ($0.09 loss per share) and $1,500,208 ($0.02 loss per share) respectively. The results reflect the increased activity on the Boleo project for the period.

Exploration and Development Expenses

The Company incurred $8,463,838 in exploration and development expenses during the quarter ended June 30, 2006 compared with $1,059,816 during the quarter ended June 30, 2005. The Company has been focused on completing the DFS on the Boleo property in Mexico. The majority of the exploration expenses in the current period relate to in-fill drilling, feasibility studies, phase 2 pilot plant costs and other professional consulting fees in connection with the Boleo property. The increased level of activity is a direct result of the completion of a major equity issue in April 2006 and increased activity related to completing the DFS.

General and Administrative Expenses

General and administrative expenses ("G&A") for the quarter ended June 30, 2006 increased by $322,474 compared with the previous year. Increases were mainly in the following areas:

- Amortization: $39,922 (2005 - $7,066) The increase is the result of the acquisition of additional equipment during the year.
- Management and consulting fees: $105,906 (2005 - $70,176) largely as a result of increased activity.
- Rent: $68,584 (2005 - $37,753) The increase is a result of increased office space to accommodate additional personnel in Canada and Mexico
- Stock-based compensation: $466,143 (2005 - $106,130) has been recognised during the quarter ended June 30, 2006. Of this amount, $138,164 has been allocated to general and administration expenses, and the balance to exploration expenses. During the quarter ended June 30, 2006, the Company granted 400,000 stock options to directors and consultants of the Company at an exercise prices ranging between $1.45 and $1.57. The fair value of options granted was estimated using the Black-Scholes option pricing model. Stock-based compensation expenses accounted for 18.1% (2005 – 24.1%) of total G&A expenses.
- Travel: $111,307 (2005 - $20,034) these costs increased as a result of additional visits to the mine site by management and consultants of the Company. Additional travel was also undertaken to secure funds for ongoing operations, as well as investor awareness programs.
- Wages: $127,793 (2005 - $55,965) Due to the addition of employees required, as the Company moves the next stage of development, costs have increased accordingly.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 Sep 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005	Q2 Jun 30, 2005	Q3 Sep 30, 2005	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)	$(9,328,079)
Per Share	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)
Per Share Fully Diluted	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)

Net income or loss:

Total	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)	$(9,328,079)
Per Share	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)
Per Share Fully Diluted	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's results were the amount and extent of exploration and operating activities in the quarters. Since completion of the $10 million equity financing on April 20, 2004, and subsequent financings and in particular the $23 million equity issue in April 2006, exploration and operating activities increased significantly as reflected in net losses during each quarter thereafter.

1.6 Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalling $144,000 in fiscal year 2006 and $96,000 in fiscal year 2007.

The Company has committed to an operating lease for office space for a term of 63 months expiring September 2010 with minimum lease payment of $74,480 per annum. The Company entered into a lease with the existing landlord for additional office space. The commitment is for a period of fifty months commencing August 01, 2006 with a minimum annual rental of $41,120.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of the DFS budgeted at approximately US $8.9 million. The Bateman agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The DFS is scheduled to be completed by the fourth quarter of 2006. The agreement may be terminated upon thirty days written notice. As at June 30, 2006, the Company had a remaining terminable commitment of US $1.3 million.

1.7 Liquidity

During the quarter ended June 30, 2006, the Company had negative cash flow of $4,182,252 (2005 - $1,352,887) from operating activities. The cash outflow was mainly attributable to exploration

expenditures of $8,463,838 (2005 - $1,059,816) and general and administration expenditures of $762,866 (2005 - $440,392).

In terms of investment activities, the Company utilized $51,092 (2005 - $124,269) to acquire mining equipment for use at and to develop the test mine site, and $12,769 ($Nil) for leasehold improvements and office furniture and equipment.

During the quarter ended June 30, 2006, the Company raised $19,439,164 (2005 - $193,950) on the placement of units and shares. Of this amount $2,544,136 (2005 - $193,950) related to 2,967,003 warrants exercised, $292,250 (2005 - $Nil) to 835,000 share options exercised, and $16,602,778 (net of issuance costs) related to share subscriptions received in respect of a private placement of 25,555,556 units which was completed in April 2006. The balance of the proceeds of the April 2006 unit offering was received during the quarter ended March 31, 2006.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Transactions with Related Parties

During the quarter ended June 30, 2006, the Company paid $243,644 (2005 - $127,638) management and consulting fees to directors and officers and employees related to directors of the Company, and to companies controlled by officers and directors of the Company. The Company paid $Nil (2005 - $7,000) of rent expense to related companies, which are controlled by directors and officers, for shared office facilities. The Company also paid directors' fees of $12,750 (2005 - $Nil).

All the above charges are on terms and conditions similar to non-related parties.

1.14 Financial instruments and Risk Factors

As of June 30, 2006 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.15 Outlook

The Company is actively proceeding with the DFS of the Boleo Property in order to develop a mine at the Boleo Property with an overall objective of maximizing production output and minimizing capital and operating costs.

1.16 Cautions on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

Exhibit 9

BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

August 29, 2006. TSX Venture Exchange: BAJ

PRESS RELEASE

2006 SECOND QUARTER REPORT

Baja Mining Corp. (the "Company") is pleased to provide its second quarter results for June 30th, 2006. The following is a brief summary of the June 30, 2006 quarterly Financial Statements and Management Discussion and Analysis. Complete details may be found on the Company's website at www.bajamining.com, as well as on SEDAR at www.sedar.com. All amounts are in CDN dollars unless otherwise noted.

Nature of Business and Overall Performance

Baja Mining Corp. (the "Company") is involved in the development of its 100% owned Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company is currently nearing completion of the Definitive Feasibility Study ("DFS") on the Boleo project.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia Baja California Sur, Mexico. Over the last twelve years, in excess of CAD $48.4 million has been spent on exploration, pre-feasibility studies and the current DFS on the Boleo Project. The majority of test work for the DFS was completed in July 2006, however a follow-up mine site test (to determine best practice for roof bolt installation during mine development) is planned for September 2006. The DFS was scheduled for completion in September 2006, however delays in obtaining drill rigs for the 38,800 metre in-fill drill program is expected to delay final mine design which will have the effect of delaying delivery of the DFS into the 4th quarter of 2006. Management is progressing on construction financing efforts to limit the effect of the delay on the construction timetable. The DFS is focused on the development of an underground mine, supplemented in some years with partial production from a series of low strip ratio open pits, at a currently estimated production rate (during the initial five years and anticipated to increase thereafter) of 2.6 million dry tonnes of run-of mine ore to produce up to 50,000 tonnes per year ("tpy") of cathode copper, 2,000 tpy of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate; consideration is being given to reduce this to 1,850 tpy), up to 23,000 tpy of zinc sulphate, and possibly 50,000 to 65,000 tpy of manganese (as manganese carbonate).

Current Development in the quarter ended June 30, 2006

Reference should be made to detailed press releases issued on April 12, April 17, May 15, June 1, June 27, and July 20 and July 21 outlining:

1. **Management Additions and Changes**. These disclosed the appointment of Eric Norton, P.Eng initially as Director of Project Development and subsequent promotion to V.P. Project Development and Operations; the appointment of Scott G. Britton, P.Eng., as General Manager – Mining, the promotion of William Murray to the new position of Vice President - Corporate Development, and the appointment of Kendra Greenslade as Corporate Secretary.

2. **Funding**. The completion of a $23 million equity issue to provide more than adequate funds to complete the DFS and provide the Company with adequate working capital for the near term.

3. **Environmental Permitting.** The submission of the Environmental Impact Manifest ("EIM") for approval of the development of the Boleo copper-cobalt-zinc-manganese project on May 8th, 2006, to the Mexican Federal environmental agency, SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). Preliminary comments from SEMARNAT to the EIM submission have now been received and we are in the process of reviewing and responding to the same. We expect to file our response to SEMARNAT in early September 2006.

4. **Successful Test Mining Results at El Boleo Project.** Based on the test mine activities at Boleo and on currently available information, observations and review of the data and information collected during the mine trial, the following preliminary geotechnical and operational feasibility conclusions for underground mining in the mantos were reached:

- With appropriate and site-specific mine design, equipment selection, mine planning and operation execution:

    1. the most appropriate mining methodology for underground mining the clay mantos and breccias at Boleo would utilize room-and-pillar mining with pillar removal similar to those practiced by the coal mining industries of North America, Australia and South Africa.
    2. Room-and-pillar with pillar removal mining methods should approach production levels comparable in magnitude to similar operations in the coal mining industries of North America, Australia and South Africa.

- Longwall and shortwall mining methods are not suited for the conditions at Boleo as a consequence of (1) the extensive faulting which divides the

mantos into relatively small, irregular-shaped districts and (2) the hard conglomerate floor that is difficult to cut.

5. **In-fill Drill Program** There are currently four core drill rigs operating on the property to complete a +38,800 metre in-fill drill program to reduce the spacing between drill holes, particularly in Manto 1 in the southern part of the property so that the existing "Inferred" resources can be re-classified as "Indicated" or better. The aim is to have a dominantly "Measured" status for blocks that are anticipated to be mined in the first 5-7 years with the balance of blocks that are anticipated to be mined in years 8 through 20 to be classified as either "Measured" or "Indicated". Regrettably until the program is completed and the resource model revised by the Company's geological consultants, final mine design for the DFS cannot be completed. Accordingly while the Company expects all plant and infrastructure matters for the DFS to be ready in September, the final DFS, with mine design, is probably not going to be delivered until the fourth quarter of 2006.

6. **Phase 2 Pilot Plant successfully concluded.** A 6 week Pilot Plant campaign was successfully conducted at SGS Lakefield Research Ltd. ("Lakefield") continuously from June 7 to July 14, 2006, treating a composite sample totalling 4.2 tonnes of ore that was obtained during the Test Mining campaign conducted in March at Boleo.

Operation of the Pilot Plant was stable and reached a steady state condition within a few days of start-up. Operation continued smoothly 24 hours/day for the scheduled period. Test results met or exceeded the desired objectives in all aspects. The extractions of key metals in the leaching circuit under design conditions were: copper 91%; cobalt 82%; zinc 55%; manganese 97%. A number of specialist assays of final products are still pending but it is expected that the copper cathode grade meets LME Grade 'A' specifications (as was the case in the November 2004 pilot plant) and the cobalt metal is suitable for sale without requiring further refining.

The overflow of the metal bearing solution from the CCD circuit was very clear and leach residues settled quickly. Limestone, for acid neutralization, from the Boleo property was used, as opposed to purchasing lime for neutralization, for the entire test period. Several equipment vendors were on-site for the test period and the data collected is being used for design of several of the solid/liquid separation steps in the anticipated flow sheet. Good separation of zinc and cobalt was achieved and the zinc solution collected is suitable for production of zinc sulphate that can be sold in the fertilizer and animal feed markets. The results of the pilot test are now being incorporated into the DFS report.

7. **Equipment Option Acquired.** The Company has acquired an option to purchase four diesel driven generator sets from a United States power company. Each unit is rated at 2.5MW, providing a total of 10MW. The generation plant had been used to provide standby power for an East Coast island. The units are in excellent condition as they have very low operating hours and are maintained in a hot standby state. The modules are skid-

mounted and are thus easily re-locatable. The option provides for a series of payments that, in total, will amount to approximately 10% of the cost of equivalent new units.

8. Results of Operations for the Quarter ended June 30, 2006

Operations

The Company is still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the quarters ended June 30, 2006 and June 30, 2005, the Company recorded a consolidated net loss, before other items, of $9,226,704 ($0.09 loss per share) and $1,500,208 ($0.02 loss per share) respectively. The results reflect the increased activity on the Boleo project for the period.

Exploration and Development Expenses

The Company incurred $8,463,838 in exploration and development expenses during the quarter ended June 30, 2006 compared with $1,059,816 during the quarter ended June 30, 2005. The Company has been focused on completing the DFS on the Boleo property in Mexico. The majority of the exploration expenses in the current period relate to in-fill drilling, feasibility studies, phase 2 pilot plant costs and other professional consulting fees in connection with the Boleo property. The increased level of activity is a direct result of the completion of a major equity issue in April 2006 and increased activity related to completing the DFS.

General and Administrative Expenses

General and administrative expenses ("G&A") for the quarter ended June 30, 2006 increased by $322,474 compared with the previous year. Increases were mainly in the following areas:

- Amortization: $39,922 (2005 - $7,066) The increase is the result of the acquisition of additional equipment during the year.
- Management and consulting fees: $105,906 (2005 - $70,176) largely as a result of increased activity.
- Rent: $68,584 (2005 - $37,753) The increase is a result of increased office space to accommodate additional personnel in Canada and Mexico
- Stock-based compensation: $466,143 (2005 - $106,130) has been recognised during the quarter ended June 30, 2006. Of this amount, $138,164 has been allocated to general and administration expenses, and the balance to exploration expenses. During the quarter ended June 30, 2006, the Company granted 400,000 stock options to directors and consultants of the Company at exercise prices ranging between $1.45 and $1.57. The fair value of options granted was estimated using the Black-Scholes option pricing model. Stock-based compensation expenses accounted for 18.1% (2005 – 24.1%) of total G&A expenses.
- Travel: $111,307 (2005 - $20,034) these costs increased as a result of additional visits to the mine site by management and consultants of the Company. Additional travel was also undertaken to secure funds for ongoing operations, as well as investor awareness programs.

- Wages: $127,793 (2005 - $55,965) Due to the addition of employees required, as the Company moves the next stage of development, costs have increased accordingly.

Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 Sep 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005	Q2 Jun 30, 2005	Q3 Sep 30, 2005	Q4 Dec 31, 2005	Q1 Mar 31, 2006	Q2 Jun 30, 2006
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)	$(9,328,079)
Per Share	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)
Per Share Fully Diluted	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)

Net income or loss:

Total	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)	$(9,328,079)
Per Share	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)
Per Share Fully Diluted	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)	$(0.09)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's results were the amount and extent of exploration and operating activities in the quarters. Since completion of the $10 million equity financing on April 20, 2004, and subsequent financings and in particular the $23

million equity issue in April 2006, exploration and operating activities increased significantly as reflected in net losses during each quarter thereafter.

Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalling $144,000 in fiscal year 2006 and $96,000 in fiscal year 2007.

The Company has committed to an operating lease for office space for a term of 63 months expiring September 2010 with minimum lease payment of $74,480 per annum. The Company entered into a lease with the existing landlord for additional office space. The commitment is for a period of fifty months commencing August 01, 2006 with a minimum annual rental of $41,120.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of the DFS budgeted at approximately US $8.9 million. The Bateman agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The DFS is scheduled to be completed by the fourth quarter of 2006. The agreement may be terminated upon thirty days written notice. As at June 30, 2006, the Company had a remaining terminable commitment of US $1.3 million.

Liquidity

During the quarter ended June 30, 2006, the Company had negative cash flow of $4,205,989 (2005 - $1,352,887) from operating activities. The cash outflow was mainly attributable to exploration expenditures of $8,463,838 (2005 - $1,059,816) and general and administration expenditures of $762,866 (2005 - $440,392).

In terms of investment activities, the Company utilized $51,092 (2005 - $124,269) to acquire mining equipment for use at and to develop the test mine site, and $12,769 ($Nil) for leasehold improvements and office furniture and equipment.

During the quarter ended June 30, 2006, the Company raised $24,435,124 (2005 - $193,950) on the placement of shares. Of this amount $2,544,136 (2005 - $193,950) related to 2,967,003 warrants exercised, $292,250 (2005 - $Nil) to 835,000 share options exercised, and $21,598,738 related to share subscriptions received in respect of a private placement of 25,555,556 units which was completed in April 2006.

Transactions with Related Parties

During the quarter ended June 30, 2006, the Company paid $243,644 (2005 - $127,638) management and consulting fees to directors and officers and employees related to directors of the Company, and to companies controlled by officers and directors of the Company. The Company paid $Nil (2005 - $7,000) of rent expense to related companies, which are controlled by directors and officers, for shared office facilities. The Company

also paid $16,500 (2005- $16,799) in salaries and wages to employees related to directors and officers of the Company and directors' fees of $12,750 (2005 - $Nil).

All the above charges are on terms and conditions similar to non-related parties.

Cautions on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

John W. Greenslade

John W. Greenslade, President

For further information please contact John Greenslade, President at 604-685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.